Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the July 9, 2015 Board meeting, the Board approved the establishment of Class A and Class R6 Shares on behalf of each Voya Retirement Fund.

2.	At the November 20, 2014 Board meeting, the Board approved the establishment of Voya Retirement Solution 2060 Fund.